Exhibit (d)(34)(ii)

AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

(Schroders Global Multi-Asset Portfolio)

This Amendment No. 1 to the Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Schroder Investment Management North America, Inc. (the “Subadviser”) and Brighthouse Investment Advisers, LLC (the “Manager”), with respect to the Schroders Global Multi-Asset Portfolio, a series of Brighthouse Funds Trust I (the “Trust”), is entered into effective the 13th day of December, 2017.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Manager, for which the Subadviser is to receive agreed upon fees; and

WHEREAS the Manager and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Manager and the Subadviser hereby agree that the Agreement is amended as follows:

1.	CHANGE TO COMPENSATION OF SUBADVISER

Pursuant to paragraph 8 of the Agreement, the compensation of the Subadviser referenced in Paragraph 3, which contains the schedule of fees, is hereby amended as follows:

Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Manager shall pay the Sub-Adviser compensation at the annual rate of 0.370% of the first $250 million of the Combined Assets, 0.340% of the next $500 million of such assets, 0.310% of the next $500 million of such assets, 0.280% of the next $500 million of such assets, and 0.250% on such assets greater than $1.75 billion. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Portfolio pursuant to the Advisory Agreement.

For purposes of the above calculation, “Combined Assets” means the sum of the average daily net assets of the Schroders Global Multi-Asset Portfolio and the Schroders Global Multi-Asset Portfolio II, each a series of the Trust. Assets are combined only while the Sub-Adviser is managing both of the Schroders Global Multi-Asset Portfolio and the Schroders Global Multi-Asset Portfolio II. Otherwise rates presented above are applied as an annual percentage of the average daily net assets of the Schroders Global Multi-Asset Portfolio.

If the Sub-Adviser shall serve for less than the whole month or another agreed upon interval, the forgoing compensation shall be prorated. The Manager may from time to time waive the compensation it is entitled to receive from the Fund, however, any such waiver will have no effect on the Manager’s obligation to pay the Sub-Adviser the compensation provided for herein.

2.	SUBADVISORY AGREEMENT

In all other respects, the Agreement is confirmed and remains in full force and effect.

3.	EFFECTIVE DATE

This Amendment shall be effective as of December 13, 2017.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 30th day of January, 2018.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC		SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA, INC.

By:	/s/ Kristi Slavin	By:	/s/ David Marshall
	Kristi Slavin		David Marshall
	President		Authorized Signatory

		By:	/s/ William P. Sauer
William P. Sauer
Authorized Signatory